

June 5, 2023

Elizabeth Boland
Chief Financial Officer
Bright Horizons Family Solutions Inc.
2 Wells Avenue
Newton, MA 02459

> **Re: Bright Horizons Family Solutions Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2022**
> **Filed February 28, 2023**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2023**
> **Filed May 8, 2023**
> **File No. 001-35780**

Dear Elizabeth Boland:

   We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

   After reviewing your response to this comment, we may have additional comments.

Form 10-Q for Fiscal Quarter Ended March 31, 2023

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Three Months Ended March 31, 2023 Compared to the Three Months Ended March 31, 2022, page 24

1.   When citing multiple factors which impacted your results, please include quantification of all material factors cited. In this regard, you mention the impact of certain inflationary factors, such as price increases and wage increases. To the extent these factors can be quantified as either a percentage change or total dollar impact, please provide quantification accordingly. Additionally, we note from your quarterly earnings calls, the Company regularly discusses utilization and utilization by cohort, and the impact it has on the Company's results. Please consider including your period over period center

utilization to allow investors to understand the impact utilization had on your results. Refer to Item 303(c) of Regulation S-K.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Robert Shapiro at 202-551-3273 or Abe Friedman at 202-551-8298 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services